UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number 001-41418

Lytus Technologies Holdings PTV. Ltd.

(Translation of registrant’s name into English)

Unit 1214, ONE BKC, G Block
Bandra Kurla Complex
Bandra East
Mumbai, India 400 051

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

All capitalized terms not defined herein shall have the meanings assigned to them in the Purchase Agreement or the Equity Purchase Agreement (as each of those terms is defined below), as applicable.

Securities Purchase Agreement

On June 3, 2024, Lytus Technologies Holdings PTV. Ltd. (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with Mast Hill Fund, L.P. (“Mast Hill”) and FirstFire Global Opportunities Fund, LLC (“FirstFire”, and together with Mast Hill, the “Investors”) as purchasers, pursuant to which the Company is issuing the Investors senior secured promissory notes in the aggregate principal amount of up to $3,888,889.00, with an aggregate purchase price of up to $3,500,000.00, common share purchase warrants for the purchase of up to 830,957 shares of Common Stock at an initial price per share of $3.51, and 50,000 shares of Common Stock (the “Commitment Shares”).

Pursuant to the Purchase Agreement, the Company will issue the senior secured promissory notes, common share purchase warrants and Commitment Shares to the Investors in multiple tranches. Under the first tranche, the Company issued each of Mast Hill and FirstFire a senior secured promissory note in the principal amount of $1,427,778.00 and $238,888.88, respectively (the “Notes”). In connection with the issuance of the Notes, the Company issued each of Mast Hill and FirstFire a common stock purchase warrant (the “Warrants”) to purchase from the Company 305,080 shares of Common Stock and 51,045 shares of Common Stock, respectively. The Company issued each of Mast Hill and FirstFire 18,357 and 3,071 Commitment Shares, respectively. Under each of the second trance and third tranche, the Company will issue each of Mast Hill and FirstFire a senior secured promissory note in the principal amount of $951,851.84 and $159,259.26, respectively (the “Tranche Notes”). In connection with the issuance of the Tranche Notes, the Company will issue each of Mast Hill and FirstFire a common stock purchase warrant to purchase from the Company 203,387 shares of Common Stock and 34,029 shares of Common Stock, respectively. In connection with each of the second trance and third tranche, the Company will issue each of Mast Hill and FirstFire 12,238 and 2,048 Commitment Shares, respectively. The closings of the sale of the sale of the Tranche Notes and related warrants are subject to certain closing conditions as set forth in the Purchase Agreement.

Pursuant to the Purchase Agreement, the Company entered into a registration rights agreement (the “RRA”) with the Investors to provide certain registration rights under the Securities Act of 1933, as amended, and the rules and regulations thereunder, or any similar successor statute, and applicable state securities laws. The Company agreed to file with the Securities and Exchange Commission an initial Registration Statement covering the maximum number of Registrable Securities, plus the shares underlying the ELOC Warrant (as that term is defined below), within thirty (30) calendar days from the date of the RRA so as to permit the resale the Registrable Securities by the Investors.

Pursuant to the Purchase Agreement, the Company entered into a security agreement (the “Security Agreement”) with the Investors pursuant to which the Company granted to the Investors a security interest in certain property of the Company to secure the prompt payment, performance and discharge in full of all the Company’s obligations under the Notes.

The foregoing descriptions of the Purchase Agreement, the Notes, the Warrants, the RRA, and the Security Agreement do not purport to be complete and are qualified in their entirety by the terms and conditions of the Purchase Agreement, the Notes, the Warrants, the RRA, and the Security Agreement, respectively filed as Exhibit 10.1, Exhibit 4.1, Exhibit 4.2, Exhibit 10.2 and Exhibit 10.3 hereto and incorporated by reference herein.

Equity Line of Credit

Concurrent with the execution of the Purchase Agreement, the Company entered into an equity purchase agreement (the “Equity Purchase Agreement”) and related registration rights agreement (the “ELOC RRA”) with Mast Hill pursuant to which the Company may sell and issue to the investor, and the investor may purchase from the Company, up to $30,000,000 of Company’s common stock, $0.01 par value per share (the “Common Stock”). Under the Equity Purchase Agreement, the Company has the right, but not the obligation, to direct Mast Hill, by its delivery to the Mast Hill of a Put Notice from time to time, to purchase Put Shares (i) in a minimum amount not less than $50,000.00 and (ii) in a maximum amount up to the lesser of (a) $1,000,000.00 or (b) 150% of the Average Daily Trading Value. In connection with the Equity Purchase Agreement, the Company issued Mast Hill a five year common stock purchase warrant for the purchase of 51,195 shares of the Common Stock at an exercise price of $2.93 per share (the “ELOC Warrant”).

The foregoing descriptions of the Equity Purchase Agreement, the ELOC RRA, and the ELOC Warrant do not purport to be complete and are qualified in their entirety by the terms and conditions of the Equity Purchase Agreement, the ELOC RRA, and the ELOC Warrant, respectively filed as Exhibit 10.4, Exhibit 10.5 and Exhibit 4.3 hereto and incorporated by reference herein.

Exhibit No.	Description of Exhibit
4.1	Form of Senior Secured Promissory Note, issued by the Company to the Investors
4.2	Form of Common Warrant, issued by the Company to the Investors
4.3	Form of Common Stock Purchase Warrant, issued by the Company to Mast Hill
10.1	Form of Securities Purchase Agreement, dated June 3, 2024, between the Company and the Investors
10.2	Form of Registration Rights Agreement, dated June 3, 2024, between the Company and the Investors
10.3	Form of Security Agreement, dated June 3, 2024, between the Company and the Investors
10.4	Form of Equity Purchase Agreement, dated June 3, 2024, between the Company and Mast Hill
10.5	Form of Registration Rights Agreement, dated June 3, 2024, between the Company and Mast Hill

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 13, 2024

Lytus Technologies Holdings PTV. Ltd.

By:	/s/ Dharmesh Pandya
	Name:	Dharmesh Pandya
	Title:	Chief Executive Officer

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